EXHIBIT 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a discussion of financial condition and results of operations of Star Bulk Carriers Corp. (“Star Bulk”) for the nine month periods ended September 30, 2014 and 2013. Unless otherwise specified herein, references to the “Company”, “we”, “us” or “our” shall include Star Bulk and its subsidiaries. You should read the following discussion and analysis together with the unaudited interim condensed consolidated financial statements and related notes included elsewhere in this report. For additional information relating to our management’s discussion and analysis of financial condition and results of operation, please see our Annual Report  on Form 20-F for the year ended December 31, 2013, which was filed with the U.S. Securities and Exchange Commission (the “Commission”) on March 21, 2014. This discussion includes forward-looking statements which, although based on assumptions that we consider reasonable, are subject to risks and uncertainties which could cause actual events or conditions to differ materially from those currently anticipated and expressed or implied by such forward-looking statements.

Overview

We are an international company providing worldwide transportation of dry bulk commodities through our vessel-owning subsidiaries for a broad range of customers of major bulk cargoes including coal, iron ore, and grains, and minor bulk cargoes including, bauxite, phosphate, fertilizers and steel products. We were incorporated in the Marshall Islands on December 13, 2006 and on December 3, 2007, we commenced operations when we took delivery of our first vessel.

In July 2014, we completed a transaction in which we acquired Oceanbulk Shipping LLC (“Oceanbulk Shipping”) and Oceanbulk Carriers LLC, (“Oceanbulk Carriers”, and, together with Oceanbulk Shipping, “Oceanbulk”) from Oaktree Dry Bulk Holdings LLC (including affiliated funds, “Oaktree”) and Millennia Holdings LLC (“Millennia Holdings”, and together with Oaktree, the “Sellers”) through the merger of our wholly-owned subsidiaries into Oceanbulk’s holding companies (the “Merger”). At the time of the Merger, Oceanbulk owned and operated a fleet of 12 dry bulk carrier vessels and owned contracts for the construction of 25 newbuilding fuel-efficient Eco-type dry bulk vessels (two of which, Peloreus and Leviathan were delivered on July 22, 2014 and on September 19, 2014, respectively) at shipyards in Japan and China. Millennia Holdings is an entity that is affiliated with the family of Mr. Petros Pappas, who became our Chief Executive Officer in connection with the Merger.

The agreement governing the Merger also provided for the acquisition by us (the “Heron Transaction”) of two Kamsarmax vessels (the “Heron Vessels”), from Heron Ventures Ltd. (“Heron”), a limited liability company incorporated in Malta. We issued 2,115,706 of our common shares into escrow as consideration for the Heron Vessels. The common shares will be released from escrow to the Sellers in early December, 2014, when Heron is expected to distribute the Heron Vessels to us. In addition to the issued shares, in November 2014, we entered into a loan agreement with CiT Finance LLC for $25.3 million, to finance the cash consideration related to the acquisition of the Heron Vessels. Pursuant to the agreement governing the Merger (the “Merger Agreement”) the Company is to end up with net indebtedness in connection with the Heron Vessels of $25.0 million, with any deficit or surplus being settled with the Sellers after distribution of the Heron Vessels to us.

In addition, concurrently with the Merger, we completed a transaction (the “Pappas Transaction”), in which we acquired all of the issued and outstanding shares of Dioriga Shipping Co. and Positive Shipping Company (collectively, the “Pappas Companies”), which were entities owned and controlled by affiliates of the family of Mr. Pappas (the “Pappas Shareholders”). At the time of the Pappas Transaction, the Pappas Companies owned and operated a dry bulk carrier vessel (Tsu Ebisu) and had a contract for the construction of a newbuilding dry bulk carrier vessel, HN 5016 (tbn  Indomitable), which is expected to be delivered in January 2015.

We refer to the Merger, the Heron Transaction and the Pappas Transaction, together, as the “July 2014 Transactions”.

On August 19, 2014, we entered into definitive agreements with Excel Maritime Carriers Ltd. (“Excel”), pursuant to which we will acquire 34 dry bulk carrier vessels, consisting of six Capesize vessels, 14 sistership Kamsarmax vessels, 12 Panamax vessels and two Handymax vessels (collectively, the “Excel Vessels”) for an aggregate of 29,917,312 common shares (the “Excel Vessel Share Consideration”) and $288.4 million in cash. The Excel Vessels will be transferred to us in a series of closings, on a vessel-by-vessel basis, in general upon reaching port after their current voyages and cargoes are discharged.  In the case of three Excel Vessels, Christine (tbr Star Martha), Sandra (tbr Star Pauline) and Lowlands Beilun (tbr Star Despoina) which are being transferred subject to existing charters, we will receive the outstanding equity interests of the vessel-owning subsidiaries that own those Excel Vessels (although no liabilities of such vessel-owning subsidiaries will be transferred). We expect to complete all of the Excel Vessel closings by the end of 2014. As of December 2, 2014, 20 of the Excel Vessels had already been transferred to us in exchange for 17,843,578  common shares and $176.4 million in cash.

Entities affiliated with Oaktree (the “Oaktree Excel Investors”) and entities affiliated with Angelo, Gordon & Co. (the “Angelo, Gordon Excel Investors”) are holders of 46.7% and 23.6%, respectively, of the outstanding equity of Excel. The Excel Transactions were approved by the disinterested members of our board of directors, based upon the recommendation of a transaction committee of disinterested directors, which considered the Excel Transactions on our behalf in coordination with our management team. The total consideration was determined based on the average of three vessel appraisals by independent vessel appraisers.

At the transfer of each Excel Vessel, we will pay the cash and share consideration for such Excel Vessel to Excel.  We expect to use cash on hand, together with borrowings under a new $231.0 million secured bridge loan facility (the “Excel Vessel Bridge Facility”) extended to us by entities affiliated with Oaktree and entities affiliated with Angelo, Gordon & Co. to fund the cash consideration for the Excel Vessels.  Excel will use the cash consideration to cause an amount of outstanding indebtedness under its senior secured credit agreement to be repaid, such that all liens and obligations with respect to the transferred Excel Vessels (or vessel-owning subsidiary) are released upon the transfer to us.  We have been informed that Excel expects to distribute the Excel Vessel Share Consideration to its equity holders, including the Oaktree Excel Investors and the Angelo, Gordon Excel Investors.

We refer to the foregoing transactions relating to the acquisition of the Excel Vessels as the “Excel Transactions”, and we refer to the Excel Transactions and the July 2014 Transactions as the “Transactions”.

A total of 54,104,200 of our common shares were issued to the various selling parties in the July 2014 Transactions, of which 45,460,324 shares were issued to Oaktree, and 8,643,876 shares were issued to the owners of the Pappas Companies and Millennia Holdings. Immediately after the July 2014 Transactions, Oaktree was the beneficial owner of approximately 61.3% of our outstanding common shares, and the Pappas Shareholders were the beneficial owners of approximately 12.6% of our outstanding common shares.

Giving effect to the completion of the Excel Transactions (which we expect to occur by the end of 2014), and assuming the full distribution of the Excel Vessel Share Consideration to Excel’s equity holders, Oaktree will beneficially own 57.3% of our outstanding common shares, and the Angelo Gordon Investors will beneficially own 7.8% of our outstanding common shares.  As a result of the issuance of the Excel Vessel Share Consideration, the Pappas Shareholders will beneficially own 9.3% of our outstanding common shares.

Under the Oaktree Shareholders Agreement, with certain limited exceptions, Oaktree effectively cannot vote more than 33% of our outstanding common shares (subject to adjustment under certain circumstances), and the Pappas Shareholders are subject to a similar limitation under the Pappas Shareholders Agreement of 15% (subject to adjustment under certain circumstances).  For more information regarding these voting limitations, the Oaktree Shareholders Agreement and the Pappas Shareholders Agreement, see Exhibit 99.3 to our Current Report on Form 6-K, furnished to the Commission on September 5, 2014.

Our Fleet

As of December 2, 2014, our operating fleet, after the completion of the July 2014 Transactions and the delivery of the 20 Excel Vessels, consisted of 52 vessels. Our operating fleet includes four Eco-type vessels, which we define as vessels that are designed to be more fuel-efficient than standard vessels of similar size and age, and has an aggregate carrying capacity of approximately 5.2 million dwt.  In addition, we have contracts for the construction of 35 Eco-type vessels and pursuant to the Heron Transaction we have acquired two Kamsarmax vessels that we expect will be delivered to us in early December, 2014. By the end of the second quarter of 2016, we expect our 103-vessel fleet to have an average age of 7.8 years and an aggregate carrying capacity of 11.86 million dwt.

Our fleet carries a variety of dry bulk commodities including coal, iron ore, and grains, or major bulks, as well as bauxite, phosphate, fertilizers and steel products, or minor bulks.

After the completion of the July 2014 Transactions on July 11, 2014, all of the vessels owned by Oceanbulk, which were previously under our commercial and technical management, became our owned vessels. As of December 2, 2014, we provide commercial and technical management services to one Supramax third party vessel.

The following tables present summary information relating to our existing fleet, our newbuilding vessels and the third party vessels under our management as of December 2, 2014, including the vessels we acquired in the Transactions:

Existing Fleet
	Vessel Name	Dry bulk Vessel Type	Capacity (dwt.)	Year Built	Charter Type/ Month of Contract Expiry

1	Leviathan (3)	Capesize	182,000	2014	Voyage Charter/ January 2015
2	Peloreus (3)	Capesize	182,000	2014	Voyage Charter/ December 2014
3	Obelix (1), (3)	Capesize	181,433	2011	Time Charter/ January 2015
4	Christine (tbr Star Martha) (2)	Capesize	180,300	2010	Time charter/ November 2015
5	Pantagruel (1), (3)	Capesize	180,181	2004	Time Charter/ December 2014
6	Star Borealis	Capesize	179,678	2011	-
7	Star Polaris	Capesize	179,600	2011	-
8	Star Angie (ex Iron Miner) (2)	Capesize	177,900	2007	Voyage Charter/ January 2015
9	Big Fish (3)	Capesize	177,662	2004	-
10	Kymopolia (3)	Capesize	176,990	2006	Voyage Charter/ February 2015
11	Big Bang (3)	Capesize	174,109	2007	-
12	Star Aurora	Capesize	171,199	2000	Voyage Charter/ January 2015
13	Star Mega (1)	Capesize	170,631	1994	Time Charter/ January 2015
14	Star Big	Capesize	168,404	1996	Time charter/ November 2015
15	Amami (3)	Post Panamax	98,681	2011	Time Charter/ February 2016
16	Madredeus (3)	Post Panamax	98,681	2011	Time Charter/ April 2016
17	Star Sirius	Post Panamax	98,681	2011	Time Charter/ June 2016
18	Star Vega	Post Panamax	98,681	2011	Time Charter/ August 2016
19	Pendulum (1), (3)	Kamsarmax	82,619	2006	Time Charter/ December 2014
20	Star Kamila (ex Iron Bradyn) (1), (2)	Kamsarmax	82,500	2005	Time Charter/ January 2015
21	Star Nasia (ex Iron Anne) (2)	Kamsarmax	82,500	2006	Time Charter/ December 2014
22	Star Mariella (ex Santa Barbara) (2)	Kamsarmax	82,500	2006	Time Charter/ December 2014
23	Star Markella (ex Iron Brooke) (2)	Kamsarmax	82,500	2007	Time Charter/ December 2014
24	Star Sophia (ex Iron Manolis) (2)	Kamsarmax	82,500	2007	Time Charter/ December 2014
25	Star Danai (ex Pascha) (2)	Kamsarmax	82,500	2006	Time charter/ December 2014
26	Star Georgia (ex Coal Hunter) (2)	Kamsarmax	82,500	2006	Time Charter/ April 2015
27	Star Maria (ex Iron Lindrew) (2)	Kamsarmax	82,500	2007	Time charter/ December 2014
28	Star Moira (ex Iron Vassilis) (2)	Kamsarmax	82,500	2006	Time Charter/ January 2015

29	Mercurial Virgo (3)	Kamsarmax	81,545	2013	Time Charter/ February 2015
30	Magnum Opus (3)	Kamsarmax	81,022	2014	Time charter/ December 2014
31	Tsu Ebisu (3)	Kamsarmax	81,001	2014	Time charter/ December 2014
32	Star Iris (ex Grain Express) (2)	Panamax	76,500	2004	Time Charter/ January 2015
33	Star Emily (ex Grain Harvester) (2)	Panamax	76,500	2004	Time charter/ December 2014
34	Star Aline (ex IronKnight) (2)	Panamax	76,500	2004	Time charter/ December 2014
35	Star Christianna (ex Isminaki) (2)	Panamax	74,600	1998	Time Charter/ January 2015
36	Star Natalie (ex Angela Star) (2)	Panamax	73,800	1998	Time charter/ December 2014
37	Star Vanessa (ex Coal Pride) (2)	Panamax	72,500	1999	Time charter/ December 2014
38	Star Monika (ex Birthday) (2)	Panamax	71,500	1993	Time Charter/ January 2015
39	Star Tatianna (ex Fortezza) (1), (2)	Panamax	69,600	1993	Time Charter/ January 2015
40	Star Challenger	Ultramax	61,462	2012	Time Charter/ January 2015
41	Star Fighter (1)	Ultramax	61,455	2013	Time charter/ December 2014
42	Maiden Voyage (1), (3)	Supramax	58,722	2012	Time Charter/ January 2015
43	Strange Attractor (3)	Supramax	55,742	2006	Time Charter/ January 2015
44	Star Omicron	Supramax	53,489	2005	Time charter/ December 2014
45	Star Gamma	Supramax	53,098	2002	Time Charter/ January 2015
46	Star Zeta (1)	Supramax	52,994	2003	Time Charter/ January 2015
47	Star Delta	Supramax	52,434	2000	Time Charter/ January 2015
48	Star Theta	Supramax	52,425	2003	Time Charter/ February 2015
49	Star Epsilon	Supramax	52,402	2001	Time charter/ December 2014
50	Star Cosmo (1)	Supramax	52,247	2005	Time Charter/ January 2015
51	Star Kappa	Supramax	52,055	2001	Time charter/ December 2014
52	Star Michele (ex Emerald) (2)	Handymax	45,600	1998	Time charter/ December 2014
		Total existing dwt:	5,241,123

(1)	These vessels will receive a ballast bonus for repositioning.
(2)	These vessels were delivered to us from Excel pursuant to the Excel Transactions.
(3)	These vessels were acquired pursuant to the July 2014 Transactions.

Acquired fleet to be delivered
	Vessel Name	Dry bulk Vessel Type	Capacity (dwt.)	Year Built	Shipyard
1	Sandra (1)	Capesize	180,300	2008	Koyo Dock Japan
2	Lowlands Beilun (1)	Capesize	170,200	1999	Halla Korea
3	Iron Beauty	Capesize	164,900	2001	CSBC China
4	Kirmar	Capesize	164,200	2001	CSBC China
5	Coal Gypsy	Kamsarmax	82,500	2006	Tsuneishi Japan
6	Iron Fuzeyya	Kamsarmax	82,500	2006	Tsuneishi Japan
7	Ore Hansa	Kamsarmax	82,500	2006	Tsuneishi Japan
8	Iron Bill	Kamsarmax	82,500	2006	Tsuneishi Japan
9	Iron Kalypso	Kamsarmax	82,500	2006	Tsuneishi Japan
10	Elinakos	Panamax	73,800	1997	Sumitomo Japan
11	Rodon	Panamax	73,700	1993	Hyundai Heavy Industries Korea
12	Happyday	Panamax	71,700	1997	Hitachi Korea
13	Powerful	Panamax	70,100	1994	Hudong China
14	Princess 1	Handymax	38,900	1994	I.H.I Japan

15	ABYO Angelina (2)	Kamsarmax	82,987	2006	Tsuneishi Japan
16	ABYO Gwyneth (2)	Kamsarmax	82,790	2006	Tsuneishi Japan
		Total dwt:	1,586,077

(1)	These vessels are subject to long-term charters that expire in August 2015.
(2)	We expect these vessels will be delivered to us from Heron in early December, 2014.

Newbuilding Vessels
	Vessel Name	Dry bulk Vessel Type	Capacity (dwt.)	Shipyard (1)	Expected Delivery Date
1	HN 5016 (tbn Indomitable)	Capesize	182,160	JMU, Japan	January 2015
2	HN 1061 (2)	Ultramax	64,000	New Yangzijiang, China	January 2015
3	HN 1063 (2)	Ultramax	64,000	New Yangzijiang, China	January 2015
4	HN 1062 (2)	Ultramax	64,000	New Yangzijiang, China	February 2015
5	HN 5017	Capesize	182,000	JMU, Japan	March 2015
6	HN NE 164 (tbn Honey Badger)	Ultramax	61,000	NACKS, China	March 2015
7	HN NE 165	Ultramax	61,000	NACKS, China	March 2015
8	HN NE 166	Newcastlemax	209,000	NACKS, China	April 2015
9	HN 1064 (2)	Ultramax	64,000	New Yangzijiang, China	April 2015
10	HN 1312	Capesize	180,000	SWS, China	April 2015
11	HN NE 167	Newcastlemax	209,000	NACKS, China	May 2015
12	HN 5040 ( tbn Star Acquarius)	Ultramax	60,000	JMU, Japan	May 2015
13	HN 1313	Capesize	180,000	SWS, China	May 2015
14	HN 1338 (tbn Star Aries)	Capesize	180,000	SWS, China	May 2015
15	HN 1372 (tbn Star Libra) (3)	Newcastlemax	208,000	SWS, China	June 2015
16	HN 1080	Ultramax	64,000	New Yangzijiang, China	July 2015
17	HN 5055	Capesize	182,000	JMU, Japan	July 2015
18	HN NE 184	Newcastlemax	209,000	NACKS, China	July 2015
19	HN 5043 (tbn Star Pisces)	Ultramax	60,000	JMU, Japan	July 2015
20	HN 1081	Ultramax	64,000	New Yangzijiang, China	August 2015
21	HN 5056	Capesize	182,000	JMU, Japan	August 2015
22	HN 1082	Ultramax	64,000	New Yangzijiang, China	September 2015
23	HN NE 196 (tbn Star Antares)	Ultramax	61,000	NACKS, China	September 2015
24	HN 1359 (3)	Newcastlemax	208,000	SWS, China	October 2015
25	HN NE 197 (tbn Star Lutas)	Ultramax	61,000	NACKS, China	October 2015
26	HN 1339 (tbn Star Taurus)	Capesize	180,000	SWS, China	October 2015
27	HN 1083	Ultramax	64,000	New Yangzijiang, China	November 2015
28	HN 1342 (tbn Star Gemini)	Newcastlemax	208,000	SWS, China	December 2015
29	HN 1360 (3)	Newcastlemax	208,000	SWS, China	January 2016
30	HN NE 198 (tbn Star Poseidon)	Newcastlemax	209,000	NACKS, China	February 2016
31	HN 1371 (tbn Star Virgo) (3)	Newcastlemax	208,000	SWS, China	February 2016
32	HN 1343 ( tbn Star Leo)	Newcastlemax	208,000	SWS, China	March 2016
33	HN 1361 (3)	Newcastlemax	208,000	SWS, China	May 2016
34	HN 1362 (3)	Newcastlemax	208,000	SWS, China	June 2016
35	HN 1363 (3)	Newcastlemax	208,000	SWS, China	August 2016
		Total dwt:	5,032,160
_________________
(1)
As used in herein, “JMU” refers to Japan Marine United, “SWS” refers to Shanghai Waigaoqiao Shipbuilding Co., Ltd., “NACKS” refers to Nantong COSCO KHI Ship Engineering Co., Ltd., and “Yangzijiang” refers to Jiangsu Yangzijiang Shipbuilding Co.  Ltd.

(2)
We have entered into bareboat charters with affiliates of the Yangzijiang shipyard for these vessels with the option to purchase the vessels at any time and a purchase obligation upon the completion of the eighth year of the bareboat charterparty.

(3)
We have entered into bareboat charters with affiliates of the SWS shipyard for these vessels with the option to purchase the vessels at any time and a purchase obligation upon the completion of the tenth year of the bareboat charterparty.

Third Party Vessels Under Management

Vessel Name	Type	DWT	Year Built
Serenity I	Supramax	53,688	2006

Recent and Other Developments

Dioriga Facility

In connection with July 2014 Transactions, on October 3, 2014, we amended our $20.0 million facility with HSBC, provided to Dioriga Shipping Co. (the “Dioriga Facility”), which is more fully described in Note 8 to our unaudited interim condensed consolidated financial statements included elsewhere in this document, to make Star Bulk Carriers Corp. the guarantor under this facility and to include covenants similar to those of our other vessel financing facilities.

Legal Proceedings

On October 23, 2014, a purported shareholder (the “Plaintiff”) of Star Bulk Carriers Corp. filed a derivative and putative class action lawsuit in New York state court against our Chief Executive Officer, members of our Board of Directors and several of our shareholders and related entities. Star Bulk Carriers Corp. has been named as a nominal defendant in the lawsuit.

The lawsuit alleges that our acquisition of Oceanbulk and purchase of several Excel Vessels were the result of self-dealing by various defendants and that we entered into the Transactions on unfair terms. The lawsuit further alleges that, as a result of the Transactions, several defendants’ interests in Star Bulk Carriers Corp. have increased and that the Plaintiff’s interest in Star Bulk Carriers Corp. has been diluted. The lawsuit also alleges that the Transactions resulted in corporate waste.

The lawsuit seeks cancellation of some or all shares issued to the defendants in connection with the July 2014 Transactions, unspecified monetary damages, the replacement of some or all members of our Board of Directors and our Chief Executive Officer, and other relief.

We believe the claims are completely without merit and intend to vigorously defend against them.

DVB Facility

 On October 31, 2014, we acquired 100% of the equity interests of Christine Shipco LLC, which is the owner of the Christine (tbr Star Martha) vessel, one of the 34 Excel Vessels that we had agreed to acquire under the Excel Transactions. In order to finance this acquisition, we entered into a credit facility with DVB Bank SE, Frankfurt (the “DVB Facility”).  Definitive documentation for the DVB Facility was signed on October 30, 2014, and the amount drawn was $24.8 million. The drawn amount will be repaid in 24 consecutive, quarterly principal payments, of $0.9 million for the first four quarters and of $0.45 million for the remaining 20 quarters, with the first becoming due and payable three months from the drawdown date, with a balloon installment of $12.2 million payable simultaneously with the 24th installment. It is secured by a first priority pledge of the membership interests of the Christine Shipco LLC and general and specific assignments. The DVB Facility is guaranteed by Star Bulk Carriers Corp. and contains negative and financial covenants customary for facilities of this type.

Excel Vessel CiT Facility

In October 2014, we executed a binding term sheet with CiT Finance LLC with respect to a new credit facility (the “Excel Vessel CiT Facility”) for financing to be secured on a first-priority basis by 11 of the older Excel Vessels we have acquired or are acquiring under the Vessel Purchase Agreement, consisting of nine Panamax and two Handymax vessels (the “Excel Collateral Vessels”). Pursuant to an intercreditor agreement to be executed among the lenders under the Excel Vessel Bridge Facility and CiT, the Excel Collateral Vessels will also secure the Excel Vessel Bridge Facility on a second-priority basis. The borrowers under the Excel Vessel CiT Facility will be the various vessel-owning subsidiaries that own the Excel Collateral Vessels, and Star Bulk Carriers Corp. will be the guarantor. The aggregate amount available for borrowing under the Excel Vessel CiT Facility will be the lesser of (x) $30.0 million and (y) 42.5% of the charter-free, non-condition adjusted fair market value of the Excel Collateral Vessels. We expect to execute definitive documentation for the Excel Vessel CiT Facility by the end of 2014. The amount available under the Excel Vessel CiT Facility will be drawn in two advances, the first one at or shortly after the date definitive documentation is executed, and the second one after most of the Excel Collateral Vessels have been delivered. The Excel Vessel CiT Facility will mature in December 2016 and will be subject to quarterly amortization payments of $0.5 million, commencing on March 31, 2015. The agreement governing the Excel Vessel CiT Facility will contain customary negative, affirmative and financial maintenance covenants that are customary for facilities of this type.

Sinosure Facility

On November 5, 2014, we executed a binding term sheet with Deutsche Bank (China) Co., Ltd. Beijing Branch and HSBC Bank plc (the “Sinosure Facility”) for the financing of an aggregate amount of up to the lesser of $157.3 million or 68% of the fair market value of eight of our Ultramax dry bulk carrier vessels (Hulls HN NE 164, HN NE 165, HN NE 196, HN NE 197, HN 1080, HN 1081, HN 1082, HN 1083) (the “Sinosure Financed Vessels”) which are currently under construction by Jiangsu Yangzijiang Shipbuilding Co. Ltd and Nantong COSCO KHI Ship Engineering Co. Ltd., with expected delivery between March 2015 and November 2015. The financing with be available in eight separate tranches, one for each Financed Vessel, and will be credit insured (95%) by China Export & Credit Insurance Corporation. The final loan documentation is expected to be executed before the end of February 2015. Each tranche will mature twelve years after each drawdown and will be repaid in 48 equal and consecutive quarterly installments. The Sinosure Facility will be secured by a first priority cross collateralized mortgage over the Sinosure Financed Vessels and general and specific assignments and will be guaranteed by Star Bulk. The agreement governing the Sinosure Facility will contain negative, affirmative and financial maintenance covenants that are customary for facilities of this type.

Issuance of the 2019 Notes

On November 6, 2014, we issued $50.0 million aggregate principal amount of 8.00% Senior Notes due 2019 (the “2019 Notes”). We have granted the underwriters an option to purchase an additional $7.5 million aggregate principal amount of 2019 Notes, exercisable until December 6, 2014, which, as of December 2, 2014, had not yet been exercised. The 2019 Notes mature in November 2019 and are senior, unsecured obligations of Star Bulk Carriers Corp. The 2019 Notes are not guaranteed by any of our subsidiaries.

The 2019 Notes bear interest at a rate of 8.00% per annum, payable quarterly in arrears on the 15th of February, May, August and November of each year, commencing on February 15, 2015.

The 2019 Notes mature on November 15, 2019. We may redeem the 2019 Notes, in whole or in part, at any time on or after November 15, 2016 at a redemption price equal to 100% of the principal amount to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date. Prior to November 15, 2016, we may redeem the 2019 Notes, in whole or in part, at a price equal to 100% of their principal amount plus a make-whole premium and accrued interest to the date of redemption. In addition, we may redeem the 2019 Notes in whole, but not in part, at any time, at a redemption price equal to 100% of their principal amount to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date, if certain events occur involving changes in taxation.

The indenture governing the 2019 Notes requires us to maintain a maximum ratio of net debt to consolidated total assets and a minimum consolidated tangible net worth. The indenture governing the 2019 Notes also contains various negative covenants, including a limitation on asset sales and a limitation on restricted payments. The indenture governing the 2019 Notes also contains other customary terms and covenants, including that upon certain events of default occurring and continuing, either the Trustee or the holders of not less than 25% in aggregate principal amount of the 2019 Notes then outstanding may declare the entire principal amount of all the 2019 Notes plus accrued interest, if any, to be immediately due and payable. Upon certain change of control events, we are required to offer to repurchase the 2019 Notes at a price equal to 101% of their principal amount, plus accrued and unpaid interest to, but not including, the date of redemption. If we receive net cash proceeds from certain asset sales and do not apply them within a specified deadline, we will be required to apply those proceeds to offer to repurchase the 2019 Notes at a price equal to 101% of their principal amount, plus accrued and unpaid interest to, but not including, the date of redemption.

NIBC Facility

In July 2014, we executed a binding term sheet with NIBC Bank N.V. (the “NIBC Facility”) for the financing of an aggregate amount of $32.0 million, which will be available in two tranches of $16.0 million, to partially finance the construction cost of two Ultramax bulk carriers currently under construction by Japan Marine United Corporation (Hulls HN 5040, tbn Star Acquarius and HN 5043, tbn Star Pisces), with expected delivery in June and September 2015, respectively. The final loan documentation was signed on November 7, 2014. The facility will mature six years after the signing date, November 7, 2014. Each tranche is expected to be drawn concurrently with the delivery of the relevant vessel and will be repayable in consecutive quarterly installments of $0.3 million, commencing three months after the drawdown, plus a balloon payment of $10.6 million, for HN 5040, and $10.9 million, for HN 5043, both due in September 2020. The NIBC Facility will be secured by a first priority cross collateralized mortgage over the financed vessels and general and specific assignments and is guaranteed by Star Bulk Carriers Corp.

Citi Facility Term Sheet

On November 20, 2014, we executed a binding term sheet with Citibank, N.A., London Branch (the “Citi Facility”) to provide financing in an amount of up to $100.0 million, in lieu of the Excel Vessel Bridge Facility, in connection with the acquisition of vessels Sandra (tbr Star Pauline),  Lowlands Beilun (tbr Star Despoina), Star Angie ( ex Iron Miner), Star Sophia (ex Iron Manolis), Star Georgia (ex Coal Hunter), and Star Emily (ex Grain Harvester), which are six of the Excel Vessels we have acquired or are acquiring (the “Citi Financed Excel Vessels”). The amount available under the Citi Facility will be limited to 59% of the fair market value of the Citi Financed Excel Vessels. Execution of the definitive agreement relating to this facility and the drawdown of the financed amount are both expected to occur by the end of 2014. We expect to use amounts drawn under the Citi Facility for the cash consideration of any of Citi Financed Excel Vessels that will be delivered after we execute definitive documentation for the Citi Facility. For the Citi Financed Excel Vessels that we have already acquired, we will use amounts drawn under the Citi Facility to repay the amounts drawn under the Excel Vessel Bridge Facility in respect of those Citi Financed Excel Vessels. The Citi Facility matures at the earlier of (a) 60 months after the final drawdown and (b) December 30, 2019. The Citi Facility will be repaid in 20 equal, consecutive, quarterly principal payments of $3.6 million each, with the first installment due at the earlier of (i) three months after delivery of the final vessel and (ii) March 30, 2015, with a balloon installment of $28.0 million payable simultaneously with the 20th installment. The Citi Facility will be secured by a first priority mortgage over the Citi Financed Excel Vessels and general and specific assignments and will be guaranteed by Star Bulk Carriers Corp.

Heron Vessel Financing

In November 2014, we entered into a secured term loan agreement with CiT Finance LLC in order to partially finance the acquisition cost of the two Heron Vessels. The loan provides for up to $25.3 million of financing, which we expect to draw down at or around the time we take delivery of the Heron Vessels. The facility matures on June 30, 2019 and is repayable in 19 equal quarterly principal payments of $0.4 million per vessel. The first payment becomes due and payable on December 31, 2014. There is a balloon installment payable at maturity equal to the then outstanding amount of the loan. The facility will be secured by a first priority mortgage over the financed vessels and general and specific assignments and will be guaranteed by Star Bulk Carriers Corp.

New services agreement with Interchart

In November 2014, we entered into a new services agreement with Interchart for chartering, brokering and commercial services for all of our vessels for a monthly fee of $0.3 million. The agreement is effective from October 1, 2014 until March 31, 2015. The previous agreement with Interchart, dated February 25, 2014, was terminated when this agreement became effective.

Excel Vessel deliveries

As of December 2, 2014, 20 of the Excel Vessels had been delivered to us in exchange for 17,843,578 common shares and $176.4 million of cash. As of December 2, 2014, we had drawn approximately $131.5 million under the Excel Vessel Bridge Facility to finance the cash consideration paid in connection with these vessels, save for Christine (tbr Star Martha), whose acquisition was financed through the DVB Facility discussed above.

Operating Results

Factors Affecting Our Results of Operations

As of December 2, 2014, we had 46 of our vessels employed in the spot market based on the short duration of their current charter agreements and 6 vessels on medium- to long-term time charters, scheduled to expire from November 2015 to August 2016.  Under time charters, the charterer typically pays us a fixed daily charter hire rate and bears all voyage expenses, including the cost of bunkers (fuel oil), port and canal charges. Under voyage charters, we pay voyage expenses such as port, canal and fuel costs. Under all of these types of charters, we remain responsible for paying the chartered vessel’s operating expenses, including the cost of crewing, insuring, repairing and maintaining the vessel, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses, and we also pay commissions to affiliated and unaffiliated ship brokers and to in-house brokers associated with the charterer for the arrangement of the relevant charter. In addition, we are also responsible for the dry docking costs related to our vessels.

The following table reflects certain operating data for our fleet, including our ownership days, voyage days, and fleet utilization, which we believe are important measures for analyzing trends in our results of operations, for the periods indicated:

(TCE rates expressed in U.S. dollars)	Nine month period ended September 30, 2013	Nine month period ended September 30, 2014
Average number of vessels(1)	13.4	21.5
Number of vessels in operation (as of the last day of the periods reported)	13.0	41.0
Average age of operational fleet (in years)(2)	10.7	8.1
Ownership days(3)	3,650	5,871
Available days(4)	3,596	5,750
Voyage days for fleet(5)	3,504	4,948
Fleet Utilization(6)	97.4%	86.1%
Daily Time charter equivalent rate(7)	$14,414	$12,813
_________________
(1)
Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

(2)	Average age of operational fleet is calculated as at September 30, 2013 and 2014, respectively.

(3)	Ownership days are the total calendar days each vessel in the fleet was owned by us for the relevant period.

(4)	Available days for the fleet are the ownership days after subtracting for off-hire days as a result of major repairs, dry docking or special or intermediate surveys.

(5)
Voyage days are the total days the vessels were in our possession for the relevant period after subtracting all off-hire days incurred for any reason (including off-hire for dry docking, major repairs, special or intermediate surveys).

(6)	Fleet utilization is calculated by dividing voyage days by available days for the relevant period.

(7)	Please see the reconciliation of the time charter equivalent rate on the next page.

Time Charter Equivalent (TCE)

Time charter equivalent rate, or TCE rate, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE rate is determined by dividing voyage revenues (net of voyage expenses and amortization of fair value of above market acquired time charter) by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. We report TCE revenues, a non-GAAP measure, since our management believes it provides additional meaningful information in conjunction with voyage revenues, the most directly comparable U.S. GAAP measure, because it assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance. The TCE rate is also included herein because it is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance irrespective of changes in the mix of charter types (i.e., voyage charters, time charters and bareboat charters), under which the vessels may be employed between the periods and because we believe that it presents useful information to investors.

The following table reflects the calculation of our TCE rates and reconciliation of TCE revenue as reflected in the unaudited interim condensed consolidated statement of operations:

(In thousands of U.S. Dollars, except as otherwise stated)	Nine month period ended September 30, 2013	Nine month period ended September 30, 2014
Voyage revenues	$52,634	$79,541
Less:
Voyage expenses	(6,880)	(20,670)
Plus:
Amortization of fair value of below/above market acquired time charter agreements	4,751	4,530
Time Charter equivalent revenues	$50,505	$63,401
Fleet Voyage days	3,504	4,948
Daily Time charter equivalent (TCE) rate (in U.S. Dollars)	$14,414	$12,813

Voyage Revenues

Voyage revenues are driven primarily by the number of vessels in our fleet, the number of voyage days and the amount of daily charter hire and the level of freight rates, that our vessels earn under time and voyage charters, respectively, which, in turn, are affected by a number of factors, including our decisions relating to vessel acquisitions and disposals, the amount of time that we spend positioning our vessels, the amount of time that our vessels spend in dry dock undergoing repairs, maintenance and upgrade work, the age, condition and specifications of our vessels, levels of supply and demand in the seaborne transportation market.

Vessels operating on time charters for a certain period of time provide more predictable cash flows over that period of time, but can yield lower profit margins than vessels operating in the spot charter market during periods characterized by favorable market conditions. Vessels operating in the spot charter market generate revenues that are less predictable, but may enable us to capture increased profit margins during periods of improvements in charter rates, although we would be exposed to the risk of declining vessel rates, which may have a materially adverse impact on our financial performance. If we employ vessels on period time charters, future spot market rates may be higher or lower than the rates at which we have employed our vessels on period time charters.

Vessel Voyage Expenses

Voyage expenses include hire paid for chartered-in vessels, port and canal charges, fuel (bunker) expenses and brokerage commissions payable to related and third parties. Our voyage expenses primarily consist of bunkers cost and commissions paid for the chartering of our vessels.

Vessel Operating Expenses

Vessel operating expenses include crew wages and related costs, the cost of insurance and vessel registry, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes, regulatory fees, technical management fees, lubricants and other miscellaneous expenses. Other factors beyond our control, some of which may affect the shipping industry in general, including, for instance, developments relating to market prices for crew wages, lubricants and insurance, may also cause these expenses to increase.

Dry Docking expenses

Dry docking expenses relate to regularly scheduled intermediate survey or special survey dry docking necessary to preserve the quality of our vessels as well as to comply with international shipping standards and environmental laws and regulations. Dry docking expenses can vary according to the age of the vessel, the location where the dry dock takes place, shipyard availability and the number of days the vessel is off-hire. We utilize the direct expense method, under which we expense all dry docking costs as incurred.

Depreciation

We depreciate our vessels on a straight-line basis over their estimated useful lives determined to be 25 years from the date of their initial delivery from the shipyard. Depreciation is calculated based on a vessel’s cost less the estimated residual value.

General and Administrative Expenses

We incur general and administrative expenses, including our onshore personnel related expenses, directors and executives’ compensation, legal and accounting expenses.

Interest and Finance Costs

We incur interest expense and financing costs in connection with vessel-specific debt relating to the acquisition of our vessels. We defer financing fees and expenses incurred upon entering into our credit facilities for our delivered vessels and amortize them to interest and financing costs over the term of the underlying obligation using the effective interest method.

Gain or Loss arising from Derivatives

From time to time, we may take positions in freight derivatives including freight forward agreements (the “FFAs”) and freight options with an objective to utilize those instruments as economic hedges that are highly effective in reducing the risk on specific vessels trading in the spot market and to take advantage of short term fluctuations in the market prices. Upon the settlement, if the contracted charter rate is less than the average of the rates, as reported by an identified index, for the specified route and time period, the seller of the FFA is required to pay the buyer an amount equal to the difference between the contracted rate and the settlement rate, multiplied by the number of days in the specified period. Conversely, if the contracted rate is greater than the settlement rate, the buyer is required to pay the seller the settlement sum. All of our FFAs are settled on a daily basis through London Clearing House (LCH), and there is also a margin maintenance requirement based on marking the contract to market. Freight options are treated as assets/liabilities until they are settled. In addition, we may enter into interest rate swap transactions to manage interest costs and risk associated with changing interest rates with respect to our variable interest loans and credit facilities. Interest rate swaps are recorded in the balance sheet as either assets or liabilities, measured at their fair value, with changes in such fair value recognized in earnings, unless specific hedge accounting criteria are met.

In addition, on August 31, 2014 we designated all of our remaining swaps outstanding (with Credit Agricole and HSH) as cash flow hedges. As part of the July 2014 Transactions, we acquired five swap agreements that Oceanbulk Shipping had entered during the third quarter of 2013, all of which were redesignated upon acquisition as cash flow hedges in accordance with ASC Topic 815 “Derivatives and Hedging”. Changes in fair value of our outstanding swaps with Credit Agricole and HSH up to the date of their designation as cash flow hedges were reported in our earnings. Conversely, changes in the fair value corresponding to the effective portion of these swaps since their designation as cash flow hedges in the third quarter of 2014 and up to September 30, 2014 are reported on our consolidated balance sheet in Accumulated Other Comprehensive Income, with the outstanding fair value (based on Level 2 inputs of the fair value hierarchy) as of the same date being separately reflected as Derivative Assets or Liabilities within our consolidated balance sheet.

Inflation

Inflation does not have a material effect on our expenses given current economic conditions. In the event that significant global inflationary pressures appear, these pressures would increase our operating, voyage, administrative and financing costs.

Results of Operations

Nine month period ended September 30, 2013 compared to the nine month period ended September 30, 2014

Voyage Revenues:  For the nine month periods ended September 30, 2013 and 2014, our voyage revenues were approximately $52.6 million and $79.5 million, respectively. The increase in voyage revenues was mainly due to the increase in the average number of vessels from 13.4 vessels during the nine month period ended September 30, 2013 to 21.5 vessels during the nine month period ended September 30, 2014 and a corresponding increase in Voyage Days, primarily as a result of the July 2014 Transactions and the Excel Transactions. The TCE rate of our fleet for the nine month periods ended September 30, 2013 and 2014 was $14,414 and $12,813 per day, respectively.

Management fee income:  For the nine month periods ended September 30, 2013 and 2014, management fee income was approximately $0.9 million and $2.2 million, respectively. The increase was due to the increase in the average number of third party and related party vessels under management from 4.5 vessels during the nine month period ended September 30, 2013 to 10.7 vessels during the nine month period ended September 30, 2014. As a result of the July 2014 Transactions, eleven related party vessels under our management, which were part of the fleets of Oceanbulk and the Pappas Companies, became part of our fleet as of July 11, 2014.  At such time, we therefore stopped receiving fees for the management of those vessels.

Voyage Expenses:  For the nine month periods ended September 30, 2013 and 2014, our voyage expenses were approximately $6.9 million and $20.7 million, respectively. The increase in voyage expenses was mainly due to the above-described increase in the average number of vessels from 13.4 in the nine month period ended September 30, 2013 to 21.5 in the nine month period ended September 30, 2014.

Vessel Operating Expenses:  For the nine month periods ended September 30, 2013 and 2014, our vessel operating expenses were approximately $20.5 million and $31.1 million, respectively. The increase in operating expenses was mainly due to the higher average number of vessels during the nine months ended September 30, 2014 compared to the same period in 2013. In addition, vessel operating expenses for the nine month period ended September 30, 2014 include an amount of $1.5 million related to pre-delivery and pre-joining expenses incurred in connection with the delivery of Star Challenger, Star Fighter, Star Sirius, Star Vega, some of the Excel Vessels and two newbuilding vessels, Peloreus and Leviathan (both of which were delivered during the third quarter of 2014). Pre-joining and pre-delivery expenses relate to expenses for the initial crew manning as well as the initial supply of stores for the vessel before its delivery. Excluding this amount, our average daily operating expenses per vessel for the nine month periods ended September 30, 2013 and 2014 amounted to $5,622 and $5,046, respectively.

Dry docking Expenses:  For the nine month periods ended September 30, 2013 and 2014, our dry docking expenses were approximately $2.2 million and $4.9 million, respectively. During the nine months ended September 30, 2013, one Capesize and one Supramax vessel underwent dry docking surveys. During the nine months ended September 30, 2014, two of our Capesize vessels and one Supramax vessel underwent dry docking surveys, one of which was one of the oldest vessels in our fleet. The amount of our dry docking expense is highly dependent on the size, age and overall condition of the vessels dry docked.

Depreciation:  For the nine month periods ended September 30, 2013 and 2014, depreciation was $12.0 million and $20.5 million, respectively. The increase was due to the increase in the average number of vessels from 13.4 vessels during the nine month period ended September 30, 2013, to 21.5 vessels during the nine month period ended September 30, 2014, the shift in the composition of our fleet to include larger and younger vessels, as well as the fair values of the acquired vessels in the July 2014 Transactions.

General and Administrative Expenses:  For the nine month periods ended September 30, 2013 and 2014, general and administrative expenses were $7.2 million and $25.0 million, respectively. The increase in general and administrative expenses was mainly attributable to (i) acquisition-related expenses of $9.3 million incurred during the nine month period ended September 30, 2014 in connection with the July 2014 Transactions, (ii) stock based compensation expense of $1.8 million incurred during the nine month period ended September 30, 2014, related to severance payment to our former Chief Executive Officer and (iii) an increase in the average number of employees by 47% during the nine month period ended September, 30, 2014, compared to the same period in 2013, primarily as a result of our increased staffing needs following the July 2014 Transactions due to the increase in our fleet size.

Bad debt expense:  For the nine month period ended September 30, 2013, we had no bad debt expense. For the nine month period ended September 30, 2014, bad debt expense was $0.2 million, reflecting a write-off of unpaid amounts from charterers that we determined as being not recoverable.

Other operational gain:  For the nine month periods ended September 30, 2013 and 2014, other operational gain was $3.3 million and $9.8 million, respectively. Other operational gain for the nine month period ended September 30, 2013, mainly consisted of $2.3 million of gain related to the payment of installments due to us under settlement agreements for three commercial claims and $1.0 million of gain from a hull and machinery insurance claim. On September 3, 2014, we  agreed the settlement of a claim for damages and due hire brought by our subsidiary, Star Borealis LLC (“Star Borealis”) arising from the repudiation of a long-term time charter by charterer Pan Ocean Co Ltd., which claim had been filed with the Seoul Central District Court, Korea, (the “Settled Claim”). Star Borealis negotiated, sold and assigned the rights to the Settled Claim to an unrelated third party for consideration of $8.0 million, which was received on October 3, 2014. We recorded in the third quarter of 2014 a gain of approximately $9.4 million, including the extinguishment of a $1.4 million liability related to the amount of fuel and lubricants remaining on board of the vessel Star Borealis at the time of the charter repudiation. In addition, other operational gain for the nine month period ended September 30, 2014, includes a gain from a hull and machinery insurance claim of $0.2 million and a $0.2 million rebate from our previous manning agent.

Other operational loss: In September 2010, we signed an agreement to sell a 45% interest in the future proceeds related to the settlement of certain commercial claims. As a result, in connection with the settlement of one of the commercial claims described in other operational gain above, during the nine month period ended September 30, 2013, we incurred an expense of $0.9 million, which is included under other operational loss for the nine months ended September 30, 2013. For the nine month period ended September 30, 2014, other operational loss was $0.1 million.

 Loss on sale of vessel:  For the nine month period ended September 30, 2013, loss on sale of vessel of $0.1 million represented a loss on sale of Star Sigma that concluded in March 2013. The vessel was delivered to its new owners in April 2013.

Gain on bargain purchase: During the nine month period ended September 30, 2014, we recorded a gain from bargain purchase of $12.3 million resulting from the application of purchase accounting to the July 2014 Transactions.

Gain / (loss) on derivative financial instruments:  For the nine month period ended September 30, 2013, gain on derivative financial instruments was $0.06 million, representing the non-cash gain from the mark to market valuation of two interest rate swaps outstanding as of September 30, 2013. For the nine month period ended September 30, 2014, loss on derivative financial instruments was $0.8 million, representing the non-cash loss from the mark to market valuation of four interest rate swaps outstanding up to August 31, 2014. On August 31, 2014, we designated those swaps as cash flow hedges in accordance with ASC Topic 815 “Derivatives and Hedging”. In addition, as part of the July 2014 Transactions, we acquired five swap agreements that Oceanbulk Shipping had entered into during the third quarter of 2013, all of which were redesignated upon acquisition as cash flow hedges in accordance with ASC Topic 815. The effective portion of our cash flow hedges in 2014 of $2.3 million was reported in Accumulated Other Comprehensive Income, while the ineffective portion of these cash flow hedges of $0.004 million was reported as gain in the accompanying unaudited statement of operations for the relevant period.

Interest and Finance Costs:  For the nine month periods ended September 30, 2013 and 2014, interest and finance costs were $5.5 million and $4.6 million, respectively. Even though the weighted average balance of our outstanding indebtedness has increased to $318.0 million for the nine month period ended September 30, 2014 compared to $203.0 million for the nine month period ended September 30, 2013, interest and finance costs decreased mainly due to an increase in interest capitalized during the nine month period ended September 30, 2014, which was $4.4 million compared to $0.1 million for the same period of 2013, which was caused mainly by an increase in advances paid for our newbuilding vessels.

Cash Flows

Net cash provided by operating activities for the nine month periods ended September 30, 2013 and 2014, was $22.4 million and $7.7 million, respectively. The TCE rate for the nine month periods ended September 30, 2013 and 2014 was $14,414 and $12,813, respectively. Although the TCE rate decreased, voyage revenues increased due to the higher average number of owned vessels during the nine months ended September 30, 2014 compared to the respective period of 2013. Management fee income also increased, due to higher average number of third and related party vessels under management.

The decrease in net cash provided by operating activities for the nine months ended September 30, 2014 of $14.8 million was attributable to the following:
a)
recorded net loss of $3.6 million for the nine months ended September 30, 2014, compared to net income of $1.8 million for the same period of 2013 which was heavily impacted by acquisition-related expenses of $9.3 million, in connection with the July 2014 Transactions; and

b)	a negative movement in working capital of $6.3 million during the nine months ended September 30, 2014, compared to a positive movement of $3.4 million during the nine months ended September 30, 2013.

Net cash used in investing activities for the nine month period ended September 30, 2013, was $9.9 million, whereas net cash used in investing activities for the nine month period ended September 30, 2014, was $144.5 million. For the nine months ended September 30, 2013, net cash used in investing activities consisted of $29.8 million paid for advances for our newbuilding vessels and other fixed assets, $8.3 million representing proceeds from the sale of the vessel Star Sigma, a decrease of $7.6 million in restricted cash and $4.0 million of hull and machinery insurance proceeds. For the nine months ended September 30, 2014, net cash used in investing activities consisted of $31.4 million paid in advances for our newbuilding vessels, $198.5 million for the acquisition of vessels (including the Excel Vessels delivered during the period), $0.4 million paid for other fixed assets, $0.2 million paid to acquire 33% of the total outstanding common stock of Interchart Shipping Inc., a Liberian company that acts as a chartering broker to our fleet and a net increase of $10.8 million in restricted cash, offset by the receipt of $0.6 million of hull and machinery insurance proceeds and $96.3 million cash acquired in the July 2014 Transactions.

Net cash provided by financing activities for the nine month periods ended September 30, 2013 and September 30, 2014 was $48.0 million and $176.8 million, respectively.  For the nine months ended September 30, 2013, net cash provided by financing activities consisted of loan installment payments of $29.7 million, $0.3 million of financing fees paid and proceeds from the rights offering we completed in July 2013 of $80.1 million, less offering expenses of $2.1 million. For the nine months ended September 30, 2014, net cash provided by financing activities consisted of loan proceeds of $139.0 million from post-delivery financing of our newbuilding vessels and $59.8 million drawn under the Excel Vessel Bridge Facility for the financing of the acquisition of the Excel Vessels, partially offset by $0.9 million of financing fees paid and $21.2 million of loan installment payments.

Liquidity and Capital Resources

Our principal source of funds has been equity provided by our shareholders, additional debt under secured credit facilities or unsecured bond notes and operating cash flow. Our principal use of funds has been capital expenditures to grow our fleet, maintain the quality of our dry bulk carriers, comply with international shipping standards and environmental laws and regulations, fund working capital requirements, make interest and principal repayments on outstanding indebtedness and pay dividends.

Our short-term liquidity requirements include servicing our debt, payment of operating costs, funding working capital requirements and maintaining cash reserves against fluctuations in operating cash flows and financing activities and paying cash dividends when we are able to do so. Sources of short-term liquidity include our revenues earned from our charters.

As of September 30, 2014, we had contracted to acquire 35 newbuilding dry bulk carriers, from SWS, JMU and NACKS, 28 of which are scheduled to be delivered in 2015 and seven in 2016. For 11 out of the 35 newbuilding vessels, we have entered into eight- to ten-year bareboat charters with respect to (a) two 208,000 dwt Newcastlemax dry bulk vessels, Hull 1371 and 1372, being built at SWS, (b) four newbuilding 64,000 dwt Ultramax vessels (Hulls HN 1061, HN 1062, HN 1063 and HN 1064) being built at New Yangzijiang and (c) five newbuilding 208,000 dwt Newcastlemax vessels (Hulls HN 1359, HN 1360, HN 1361, HN 1362 and HN 1363) being built at SWS, all of which are scheduled to be delivered in 2015 and 2016. We have the option to purchase the vessels at any time and we have a purchase obligation upon the completion of each bareboat charterparty.

As of December 2, 2014, the total payments for our 35 newbuilding vessels were expected to be $1,504.6 million, of which we had already paid $243.5 million. As of December 2, 2014, we had obtained commitments for $687.4 million of secured debt for 24 newbuilding vessels, we were in negotiations for an additional $292.5 million of secured debt for nine newbuilding vessels, and we were targeting an additional $65.0 million of secured debt for the remaining two newbuilding vessels. A portion of the net proceeds from our sale of the $50.0 million aggregate principal amount of 2019 Notes will also be used for the financing of our current capital expenditures. The remaining payments for the newbuilding vessels are expected to be paid from cash on hand or from proceeds of additional debt or equity financings.

In the Excel Transactions, we agreed to acquire the 34 Excel Vessels for aggregate consideration of 29,917,312 common shares and $288.4 million of cash.  At the transfer of each Excel Vessel, we will pay the cash and share consideration for such Excel Vessel to Excel. We expect to use cash on hand, together with borrowings under the $231.0 million Excel Vessel Bridge Facility, the Citi Facility, the Excel Vessel CiT Facility and the DVB Facility to pay the cash consideration for the Excel Vessels. As of December 2, 2014, 20 of the Excel Vessels had been delivered to us in exchange for 17,843,578 common shares and $176.4 million of cash. As of December 2, 2014, we had drawn approximately $131.5 million under the Excel Vessel Bridge Facility to finance the cash consideration paid in connection with the acquisition of these vessels, save for Christine (tbr Star Martha), whose acquisition was financed through the DVB Facility discussed above.

As of September 30, 2014, we had outstanding borrowings of $576.3 million, of which $59.3 million is scheduled to be repaid in the next twelve months. As of December 2, 2014, we had $111.7 million in cash and outstanding borrowings of $718.9 million, including the $50.0 million under the recently issued 2019 Notes.

We may fund possible growth through our cash balances, operating cash flow, additional debt or equity issuances in the public and private markets or vessel sales. Our practice has been to acquire dry bulk carriers using a combination of funds received from equity investors and bank debt secured by mortgages on our dry bulk carriers. In the event that we determine to finance a portion of the purchase price for new vessel acquisitions with debt, and if the current conditions in the credit market continue, we may not be able to secure new borrowing capacity on favorable terms or at all. Further, our stock price and the stock prices of shipping companies in general have been volatile recently, and we may not be able to raise additional equity financing.  Our business is capital intensive and its future success will depend on our ability to maintain a high-quality fleet through the acquisition of newer dry bulk carriers and the selective sale of older dry bulk carriers. These transactions will be principally subject to management’s expectation of future market conditions as well as our ability to acquire dry bulk carriers on favorable terms.

As of September 30, 2014, cash and cash equivalents increased to $93.5 million compared to $53.5 million as of December 31, 2013 and restricted cash, due to cash collateral requirements contained in our loan agreements, increased to $13.3 million as of September 30, 2014, compared to $2.5 million as of December 31, 2013. Our working capital is equal to current assets minus current liabilities, including the current portion of long-term debt. Our working capital was $36.8 million as of September 30, 2014, compared to $33.9 million as of December 31, 2013.

Loan Facilities

For information relating to our loan agreements, please see Note 9 to our audited financial statements for the year ended December 31, 2013 included in our annual report on Form 20-F, which was filed with the Commission on March 21, 2014, and Notes 8 and 16 to our unaudited interim condensed consolidated financial statements for the nine month period ended September 30, 2014, included elsewhere herein. All of the vessels financing agreements have various negative and financial maintenance covenants. In addition, we also assumed bareboat charters with respect to eleven newbuilding vessels being built at New Yangzijiang, CSSC and SWS, as further disclosed in Note 6 to our unaudited interim condensed consolidated financial statements for the nine month period ended September 30, 2014, included elsewhere herein .

As of September 30, 2014, we were in compliance with financial and other covenants contained in our amended debt agreements.

Contractual Obligations

The following table sets forth our contractual obligations as of September 30, 2014, on an historical basis:

		Twelve month periods ending September 30, (in thousands of U.S. Dollars)
	Total	2015	2016	2017	2018	2019	2020 and thereafter
Long term debt (1)	$576,255	$59,348	$146,835	$82,247	$64,043	$180,235	$43,547
Interest on long term debt (2)	65,979	20,756	16,584	11,542	9,580	5,491	2,026
Shipbuilding contracts and agreed extra costs(3)	819,137	631,850	187,287	—	—	—	—
Bareboat capital leases - upfront hire & handling fees (4)	58,347	50,263	8,084	—	—	—	—
Bareboat commitments charterhire (4)	535,793	6,242	25,903	40,004	40,004	42,311	381,329
Total	$2,055,511	$768,459	$384,693	$133,793	$113,627	$228,037	$426,902

The following table sets forth our contractual obligations as of September 30, 2014 on an as-adjusted (pro forma) basis, giving effect to: (i) financing arrangements agreed subsequently to September 30, 2014, as further discussed in the “Recent Developments” section and Note 16 to our Unaudited Interim Condensed Consolidated Financial Statements for the nine-month period ended September 30, 2014 included elsewhere herein and (ii) purchase commitments under the Excel Transactions, which are required to be paid in cash within the fourth quarter of 2014 with respect to expected deliveries of Excel Vessels.

		Twelve month periods ending September 30, (in thousands of U.S. Dollars)
	Total	2015	2016	2017	2018	2019	2020 and thereafter
Long term debt (1)	$855,371	$62,539	$162,579	$105,233	$87,029	$203,221	$234,770
Interest on long term debt(2)	108,636	23,067	23,643	18,146	15,574	10,877	17,329
Shipbuilding contracts and agreed extra costs (3)	540,022	392,048	147,974	—	—	—	—
Bareboat capital leases - upfront hire and handling fees(4)	58,347	50,263	8,084	—	—	—	—
Bareboat commitments charterhire(4)	535,793	6,242	25,903	40,004	40,004	42,311	381,329
Total	$2,098,169	$534,159	$368,183	$163,383	$142,607	$256,409	$633,428

_________________
(1)
The historical outstanding balance of our long-term debt with commercial banks at September 30, 2014 was $576.3 million. The amortization profile of the outstanding debt as of September 30, 2014 of the as adjusted long term debt has been adjusted to give effect (i) to the subsequent partial refinancing of the Excel Vessel Bridge Facility with the Citi Facility, discussed elsewhere herein and (ii) the expected repayments of the obligations arising under the CEXIM Facility, the NIBC Facility, the BNP Facility and the Sinosure Facility discussed elsewhere herein as further discussed in footnote (3) below. Other financing arrangements that were agreed to after September 30, 2014 but that do not relate to or affect commitments existing as of September 30, 2014 are not reflected in the table above.

(2)
Our long-term debt outstanding as of September 30, 2014 bears interest at a variable rate of LIBOR plus a margin. The historical and the as-adjusted calculation of interest payments has been made assuming interest rates based on the three-month LIBOR as of September 30, 2014 (i.e. 0.2351%) and our various applicable margin rates under our historical and as-adjusted debt, respectively, as of September 30, 2014.

(3)
The amounts presented in the historical contractual obligations table represent our remaining obligations as of September 30, 2014 with respect to the pipeline of our newbuilding program, excluding those applicable under the bareboat lease agreements classified as capital leases, which are discussed under footnote (7) below. The as-adjusted purchase commitments have been adjusted to exclude those commitments under the financed vessels under the CEXIM Facility, NIBC Facility, BNP Facility and Sinosure Facility which payment obligation has been reflected in the as-adjusted long-term debt under footnote (1) above, for which no drawdown has been made up to September 30, 2014, but concern outstanding commitments of our newbuilding program.

(4)
The amounts presented in the historical and the as-adjusted contractual obligations table represent our commitments under the bareboat lease arrangements with respect to the upfront fee, the handling fees and the charterhire.

Significant Accounting Policies and Critical Accounting Policies

There have been no material changes to our significant accounting policies since December 31, 2013 other than those reflected in our unaudited interim condensed consolidated financial statements. For a description of our critical accounting policies and all of our significant accounting policies, see Note 2 to our audited financial statements and “Item 5 — Operating and Financial Review and Prospects,” included in our Annual Report on Form 20-F for the year ended December 31, 2013, which was filed with the Commission on March 21, 2014 and Note 2 to the unaudited interim condensed consolidated financial statements for the nine month period ended September 30, 2014, included elsewhere in this report.

STAR BULK CARRIERS CORP.
UNAUDITED PRO FORMA CONDENSED COMBINED
STATEMENTS OF OPERATIONS

On July 11, 2014, pursuant to an Agreement and Plan of Merger, dated as of June 16, 2014 (as amended from time to time, the “Merger Agreement”), Star Bulk Carriers Corp. (“Star Bulk”) completed a transaction with Oaktree Dry Bulk Holdings LLC (including affiliated funds, “Oaktree”) and Millennia Holdings LLC (“Millennia Holdings”, and together with Oaktree, the “Sellers”) that resulted in a merger of two of Star Bulk’s subsidiaries with Oceanbulk Shipping LLC (“Oceanbulk Shipping”) and Oceanbulk Carriers LLC (“Oceanbulk Carriers” and, together with Oceanbulk Shipping, “Oceanbulk”) (the “Merger”). At the time of the Merger, Oceanbulk owned and operated a fleet of 12 dry bulk carrier vessels and owned contracts for the construction of 25 newbuilding dry bulk vessels fuel-efficient Eco-type vessels (two of which, Peloreus and Leviathan were delivered on July 22, 2014 and September 19, 2014, respectively) at shipyards in Japan and China. The consideration paid by Star Bulk in the Merger was 48,395,766 common shares.

The agreement governing the Merger also provides for the acquisition (the “Heron Transaction”) of two Kamsarmax vessels (the “Heron Vessels”), from Heron Ventures Ltd. (“Heron”), a limited liability company incorporated in Malta. Star Bulk issued 2,115,706 of its common shares into escrow as consideration for the Heron Vessels. The common shares will be released from escrow to the Sellers under the Merger Agreement in early December, 2014, when Heron is expected to distribute the Heron Vessels to Star Bulk. In addition to the issued shares, in November 2014, Star Bulk entered into a loan agreement with CiT Finance LLC for $25.3 million, to finance the cash consideration related to the acquisition of the Heron Vessels. Pursuant to the agreement governing the Merger Agreement, the Company is to end up with net indebtedness in connection with the Heron Vessels of $25.0 million, with any deficit or surplus being settled with the Sellers after distribution of the Heron Vessels to us.

In addition, concurrently with the Merger, Star Bulk completed a transaction (the “Pappas Transaction”), in which it acquired all of the issued and outstanding shares of Dioriga Shipping Co. and Positive Shipping Company (collectively, the “Pappas Companies”), which were entities owned and controlled by affiliates of the family of Mr. Pappas (the “Pappas Shareholders”). At the time of the Merger, the Pappas Companies owned and operated a dry bulk carrier vessel ( Tsu Ebisu) and had a contract for the construction of a newbuilding dry bulk carrier vessel, HN 5016 (tbn Indomitable). The consideration paid by Star Bulk in the Pappas Transaction was 3,592,728 common shares.

The accompanying unaudited pro forma condensed combined financial statements of Star Bulk reflect:

—	the Merger; and

—	the Pappas Transaction.

All of the foregoing transactions are referred to as the “Pro Forma Transactions.”

The Merger and the Pappas Transaction have been reflected in the unaudited condensed combined financial statements as of and for the nine month period ended September 30, 2014, included elsewhere in this document, as purchases of businesses pursuant to Financial Accounting Standards Board (FASB) Accounting Standards Codification Topic 805, “Business Combinations” (“ASC Topic 805”). In addition, in early December, 2014 Star Bulk is expected to complete the purchase of the Heron Vessels, for which as of September 30, 2014 had issued in escrow 2,115,706 common shares, the value of which of $25.1 million was reflected in Star Bulk’s balance sheet as of September 30, 2014 as Advances for vessels under construction and acquisition of vessels.

The accompanying unaudited pro forma condensed combined financial statements of Star Bulk do not reflect the acquisition of the Heron Vessels, neither the acquisition of vessels (the “Excel Vessels”) from Excel Maritime Carriers Ltd. (“Excel”) pursuant to a vessel purchase agreement entered into on August 19, 2014, since the financial statements of Star Bulk will reflect each Excel Vessel and Heron Vessel as the purchase of an asset and therefore the operations of each Excel Vessel and Heron Vessel will be reflected in Star Bulk’s financial statements from the date it is transferred to Star Bulk.

The unaudited pro forma condensed combined statements of operations for the year ended December 31, 2013, and nine months ended September 30, 2014, are presented in thousands of U.S. dollars and give effect to the Pro Forma Transactions as if such transactions closed on January 1, 2013. The acquisition of Oceanbulk and the Pappas Companies has already been reflected in Star Bulk's historical condensed combined balance sheet, and therefore no pro Forma balance sheet data is presented.

These unaudited pro forma condensed combined statements of operations are being presented for illustrative purposes only and, therefore, are not necessarily indicative of the financial position or results of operations that might have been achieved had the Pro Forma Transactions actually occurred on January 1, 2013. They are not necessarily indicative of the results of operations of Star Bulk that may, or may not be expected to occur in the future. The unaudited pro forma condensed combined statements of operations do not reflect any special items such as payments pursuant to change-of-control provisions or restructuring and integration costs that may be incurred as a result of the Pro Forma Transactions.

The following unaudited pro forma condensed combined statements of operations were derived from and should be read in conjunction with Star Bulk’s audited consolidated financial statements and the related notes included in Star Bulk’s Annual Report on Form 20-F for the year ended December 31, 2013, filed with the SEC on March 21, 2014 and Star Bulk’s unaudited interim condensed consolidated financial statements for the nine month period ended September 30, 2014 contained elsewhere in this document.

The cost of the acquisition of the Oceanbulk Companies and the Pappas Companies has been allocated to the estimated fair values of the identifiable assets and liabilities of the Oceanbulk Companies and the Pappas Companies pursuant to the acquisition method of accounting prescribed by ASC Topic 805, as further discussed in Note 1 to Star Bulk’s unaudited condensed consolidated statement of operations for the nine-month period ended September 30, 2014. The cost of the business combination and the cost of the Heron Transaction are based on the average closing market price of Star Bulk’s common shares, as determined over a period of two trading days before and two trading days after, and inclusive, of July 11, 2014.

STAR BULK CARRIERS CORP
UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2014

	Nine months Ended September 30, 2014
	Star Bulk	Oceanbulk	Pappas Companies	Total Adjustments		Pro forma
	(in thousands of U.S. Dollars, except for share and per share data)
					Note		Note
Revenues:

Voyage revenues	$79,541	$31,449	$821	$(613)	2a	$111,198
Management fee income	2,196	—	—	(1,390)	2b	806
	81,737	31,449	821	(2,003)		112,004

Expenses
Voyage expenses	20,670	11,077	(12)	—		31,735
Vessel operating expenses	31,129	12,176	688	—		43,993
Dry docking expenses	4,879	1,025	—	—		5,904
Depreciation	20,510	5,627	235	2,871	2c	29,243
General and administrative expenses	24,967	5,740	12	(12,731)	2f	17,988
Management fees	123	1,444	77	(1,390)	2b	254
Loss on bad debt	215	—	—	—		215
Other operational loss	94	—	—	—		94
Other operational gain	(9,784)	—	—	—		(9,784)
Gain on bargain purchase	(12,318)	—	—	12,318	2f	—

Operating income/(loss)	1,252	(5,640)	(179)	(3,071)		(7,638)

Other Income / (Expenses):
Interest and finance costs	(4,590)	(2,069)	(251)	—		(6,910)
Interest on Members’ Loans		(1,816)	—	1,816	2d	—
Loss on derivative financial instruments, net	(795)	(1,148)	—	—		(1,943)
Interest and other income	455	(19)	(1)	—		435

Total other expenses, net	(4,930)	(5,052)	(252)	1,816		(8,418)

Loss Before Equity in Income of Investee	(3,678)	(10,692)	(431)	(1,255)		(16,056)
Equity in income of investee	29	—	—	—		29

Net loss	$(3,649)	$(10,692)	$(431)	$(1,255)		(16,027)

Loss per share, basic	$(0.08)	$—	$—	$—		$(0.19)

Loss per share, diluted	$(0.08)	$—	$—	$—		$(0.19)

Weighted average number of shares outstanding, basic	45,236,873	—	—	—		83,725,482	2e

Weighted average number of shares outstanding, diluted	45,236,873	—	—	—		83,725,482	2e

STAR BULK CARRIERS CORP
UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2013

	Year Ended December 31, 2013
	Star Bulk	Oceanbulk	Pappas Companies	Total Adjustments		Pro Forma
	(in thousands of U.S. Dollars, except for share and per share data)
					Note		Note
Revenues:
Voyage revenues	$68,296	$14,021	$—	$(1,165)	2a	$81,152
Management fee income	1,598	—	—	(660)	2b	938
	69,894	14,021	—	(1,825)		82,090

Expenses
Voyage expenses	7,549	4,017	—	—		11,566
Vessel operating expenses	27,087	6,142	—	—		33,229
Dry docking expenses	3,519	3,248	—	—		6,767
Depreciation	16,061	2,656	—	1,537	2c	20,254
General and administrative expenses	9,910	4,097	14	—		14,021
Management fees	—	660		(660)	2b	—
Loss on sale of vessel	87	—	—	—		87
Other operational loss	1,125	—	—	—		1,125
Other operational gain	(3,787)	—	—	—		(3,787)

Operating income/(loss)	8,343	(6,799)	(14)	(2,702)		(1,172)

Other Income / (Expenses):
Interest and finance costs	(6,814)	(786)	(30)	—		(7,630)
Interest on Members Loans	—	(1,412)	—	1,412	2d	—
Loss on derivative financial instruments, net	91	(1,423)	—	—		(1,332)
Interest and other income	230	5	—	—		235

Total other expenses, net	(6,493)	(3,616)	(30)	1,412		(8,727)

Income/ (Loss) Before Equity in Income of Investee	1,850	(10,415)	(44)	(1,290)		(9,899)
Equity in income of investee	—	—	—	—		—

Net Income / (loss)	$1,850	$(10,415)	$(44)	$(1,290)		$(9,899)
Preferential Deemed Dividend	—	(705)	—	—		(705)
Net Income / (loss) available to Members	$1,850	$(11,120)	$(44)	$(1,290)		$(10,604)
Earnings / (loss) per share, basic	$0.13	—	—	—		$(0.15)
Earnings / (loss) per share, diluted	$0.13	—	—	—		$(0.15)
Weighted average number of shares outstanding, basic	14,051,344	—	—	—		68,155,544	2e

Weighted average number of shares outstanding, diluted	14,116,389	—	—	—		68,155,544	2e

Note 1—Basis of presentation:

Assumptions

The unaudited pro forma condensed combined statements of operations for the year ended December 31, 2013 and nine months ended September 30, 2014, are presented in thousands of U.S. dollars and give effect to the Merger and the Pappas Transaction as if such transactions closed on January 1, 2013. All of the pro forma adjustments made to the unaudited pro forma condensed combined statements of operations are discussed in Note 2, below.

With respect to the pro forma adjustments related to the unaudited pro forma condensed combined statements of operations, only adjustments that are expected to have a continuing effect on the combined financial statements are taken into consideration. For example, the unaudited pro forma condensed combined financial statements do not reflect any restructuring or transaction expenses, payments pursuant to change-of-control provisions or integration costs that have or may be incurred as a result of the Pro Forma Transactions.

Only adjustments that are factually supportable and that can be estimated reliably are taken into consideration. For example, the unaudited pro forma condensed combined statements of operations do not reflect any cost savings potentially realizable from the elimination of certain expenses or from potential synergies, if any.

The cost of the acquisition of the Oceanbulk Companies and the Pappas Companies has been allocated to the estimated fair values of the identifiable assets and liabilities of the Oceanbulk Companies and the Pappas Companies pursuant to the acquisition method of accounting prescribed by ASC Topic 805, as further discussed in Note 1 to Star Bulk’s unaudited condensed consolidated statement of operations for the nine-month period ended September 30, 2014. The acquisition cost of the Pro Forma Transactions and the value of the advance provided concurrently with the Merger for the acquisition of the Heron Vessels through the issuance in escrow of 2,115,706 of Star Bulk’s common shares are based on the average closing market price of Star Bulk’s common shares, as determined over a period of two trading days before and two trading days after, and inclusive, of July 11, 2014.

Note 2—Pro forma adjustments related to the Merger Agreement and Pappas Agreement:

a.	Fair value of above market acquired time charters

An asset of $1,967 was recognized on July 11, 2014 relating to the fair value of Oceanbulk’s long term time charter contracts (“Charters Assumed”) at above market terms that were assumed by Star Bulk upon consummation of the Transactions. Fair value of Charters Assumed is determined by reference to market data. The estimated amount reflected as an asset was based on the difference between the current fair value of charters with similar characteristics as the Charters Assumed and the net present value of future contractual cash flows from the Charters Assumed. The respective assets are amortized as a reduction of revenue over the period of the charters assumed. The remaining useful life of the Charters Assumed is two years. This reduction for the twelve months ended December 31, 2013 and nine months ended September 30, 2014, was $1,165 and $613, respectively.

b.	Management fee income/ Management fee

All intercompany revenues and expenses arising from Star Bulk’s management of Oceanbulk’s vessels are eliminated.

c.	Depreciation

Adjustments to depreciation expense are recorded to reflect increased depreciation of vessels based on the fair values assigned to the vessels using Star Bulk’s estimated useful life of 25 years and the application of a scrap value price of $200 per ton, which is consistent with Star Bulk’s accounting policy.

d.	Interest on Members’ Loans

Interest expense with respect to the Members’ Loans is eliminated as a result of the conversion of the Members’ Loans into equity, because of the Merger, as if the conversion had occurred on January 1, 2013.

e.	Pro forma weighted average number of shares outstanding, basic and diluted

Pro forma weighted average number of shares outstanding, basic and diluted for the nine months ended September 30, 2014 and for the year ended December 31, 2013, includes (i) 51,988,494 Star Bulk common shares issued upon the consummation of the Merger and the Pappas Transaction and (ii) 2,115,706 common shares issued pursuant to the transfer of the Heron Vessels from Heron.

Pro forma weighted average number of shares outstanding, diluted for the year ended December 31, 2013, does not include the dilutive effect of 65,045 non vested issuable under Star Bulk’s equity incentive plan which was included in the historical year ended December 31, 2013, since the pro forma result is net loss and therefore their effect would be anti-dilutive.

f.	General and administrative expenses and Gain on bargain purchase

The unaudited pro forma condensed combined statements of operations do not reflect any restructuring or transaction expenses, payments pursuant to change-of-control provisions or integration costs that have or may be incurred as a result of the Pro Forma Transactions. In this respect, all transaction costs related to the Pro Forma Transactions incurred up to September 30, 2014 of $12,731, as well as the resulting gain from bargain purchase of $12,318, which has been recorded in Star Bulk’s historical statement of operations for the nine-month period ended September 30, 2014 have been reversed in the pro forma statement of operations.

The gain from bargain purchase is primarily attributable to the estimates of the fair value of the assets acquired and the liabilities assumed and the subsequent stability or slightly declining market value of dry bulk carrier vessels since the signing of the agreements relating to the Pro Forma Transactions, combined with the simultaneous decline in stock prices for most U.S. listed shipping companies, including Star Bulk, which have decreased by a greater amount than their net asset values.